SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: June 16, 2008

SUPPL

RECEIVED

ALTAI ACQUIRES REMAINING INTEREST IN ITS UTICA SHALE GAS PROJECT IN THE ST. LAWRENCE LOWLANDS, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") is pleased to announce that it has entered into an agreement to acquire 100% of the shares of Petro St-Pierre Inc. ("PSP"), a private Quebec company and the joint venture partner of Altai in the Sorel-Trois Rivieres gas property (the "Property") in the St. Lawrence Lowlands, Quebec. PSP holds approximately 37.6% interest (as at March 31, 2008) in the Property and an approximately 7% gross royalty in the Talisman gas permit contiguous to the Altai/PSP permits which are located about 2 km west of the **Forest Oil** discovery wells.

Commenting on the acquisition, Dr. Niyazi Kacira, President of Altai, said "Combining the joint venture interests under the roof of Altai is a win-win situation for the shareholders of both Altai and PSP. With a 100% interest in a large land package in a strategic location, Altai will be in a better position to further evaluate the various options available to us to develop our gas property."

In consideration for acquiring 100% of the outstanding 2,225,060 shares of PSP, Altai has agreed to issue 8.20 million Altai common shares to the existing shareholders of PSP, pay cash of approximately $350,000 and assume PSP's debt of approximately $250,000.

This transaction is subject to the completion of satisfactory due diligence by Altai, the execution of a definitive agreement and all applicable regulatory authorities and TSX Venture Exchange approvals.

Upon the completion of this transaction, Altai Resources Inc. will then have a large 100% owned land position of 114,252 hectares (282,317 acres) in the heart of the St. Lawrence Lowlands shale gas play contiguous to the Utica shale gas discovery reported by Forest Oil on April 1, 2008. In addition, Altai will also hold a 15% gross royalty in the 13,290 hectares (33,000 acres) permit now owned by Talisman Energy Canada. This total land package is adjacent to the properties of **Gastem Inc.**, **Questerre Energy Corporation** and **Junex Inc.**, most of which were optioned out prior to the Forest Oil news release to either **Forest Oil Corporation or Talisman Energy Inc.** Apart from shale gas, Altai's permits host other potential gas targets mainly Trenton-Black River, Beekmantown and gas deposits in recent gravels.

Altai has been one of the pioneers in oil and gas exploration in the St. Lawrence Lowlands since it recognized the potential of the area in the late 1980s.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

PROCESSED
JUN 26 2008
THOMSON REUTERS

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

[redacted]

08003376

END